Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami	Eric Orsic
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.	Attorney at Law
Strategic alliance with MWE China Law Offices (Shanghai)	eorsic@mwe.com
+1 312 984 7617

September 6, 2017

Via EDGAR

Mr. Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:    Hamilton Beach Brands Holding Company

Registration Statement on Form S-1

Submitted on August 21, 2017

File No. 333-220066

Dear Mr. Spirgel:

On behalf of Hamilton Beach Brands Holding Company, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated August 24, 2017 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 that was submitted on August 21, 2017 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), reflecting the responses of the Company below. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

1. We note your response to comment 4. As previously requested, please provide a comprehensive discussion of your results of operations that addresses, in detail, each of your income statement line-items including Cost of Sales, Selling, General and Administrative Expenses, and Income Tax Provision. The focus of this discussion should be on an analysis of the factors that caused the changes in each of the line-items to occur.

U.S. practice conducted through McDermott Will & Emery LLP.

444 West Lake Street Suite 4000 Chicago Illinois 60606-0029    Telephone: +1 312 372 2000    Facsimile: +1 312 984 7700    www.mwe.com

The Company has revised the Segments Results within Amendment No. 1 to include additional detail and discussion on pages 62 through 86 of Amendment No. 1. The Company believes that the presentation of Management’s Discussion and Analysis of Financial Condition (MD&A) and Results of Operations complies with Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Please contact me at (312) 984-7617 with any questions you may have regarding Amendment No. 1 or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at (312) 984-7700.

Sincerely,

/s/ Eric Orsic
Eric Orsic